8/23



06016346

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Megastar Development Corp.

*CURRENT ADDRESS

PROCESSED

AUG 28 2006

**FORMER NAME

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 02553 FISCAL YEAR 2-28-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 8/28/06

82-02553

99


SEC MAIL PROCESSING
RECEIVED
JUL 05 2006
WASH, D.C. 185 SECTION

AR/S
2-28-06

MEGASTAR DEVELOPMENT CORP.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2006 and 2005

3B

A PARTNERSHIP OF INCORPORATED PROFESSIONALS

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Megastar Development Corp.

We have audited the consolidated balance sheets of Megastar Development Corp. as at February 28, 2006 and 2005 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
June 15, 2006

"AMISANO HANSON"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

MEGASTAR DEVELOPMENT CORP.
CONSOLIDATED BALANCE SHEETS
February 28, 2006 and 2005

ASSETS	2006	2005
Current		
Cash	$ 442,013	$ 14,579
GST receivable	4,009	7,228
Subscriptions receivable – Note 8	18,000	-
Prepaid expenses and deposits	12,000	-
	476,022	21,807
Resource properties – Notes 3, 5, 8 and Schedule 1	270,303	146,775
	$ 746,325	$ 168,582
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 5	$ 52,663	$ 44,188
Due to related parties – Note 5	5,500	16,541
	58,163	60,729
SHAREHOLDERS' EQUITY		
Share capital – Notes 4, 5 and 8	6,281,469	5,445,916
Contributed surplus	139,459	106,038
Deficit	(5,732,766)	(5,444,101)
	688,162	107,853
	$ 746,325	$ 168,582

Nature and Continuance of Operations – Note 1
Commitments – Notes 3 and 4
Subsequent Events – Notes 3 and 8

APPROVED BY THE DIRECTORS:

"Dušan Berka"	Director	*"Hanif Sachedina"*	Director
Dušan Berka		Hanif Sachedina	

SEE ACCOMPANYING NOTES

MEGASTAR DEVELOPMENT CORP.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the years ended February 28, 2006 and 2005

	2006	2005
Administrative expenses		
Accounting and audit fees – Note 5	$ 14,425	$ 14,365
Administrative fees – Note 5	-	8,000
Bank charges and interest	(348)	254
Consulting fees – Note 5	33,430	3,125
Filing fees	13,438	8,172
Investor relations	75,450	30,000
Legal fees	13,990	11,083
Management fees – Note 5	41,500	39,000
Office, telephone and miscellaneous	7,755	1,998
Rent	7,971	5,950
Shareholder information	3,608	6,619
Stock-based compensation – Note 4	64,274	40,919
Transfer agent fees	7,269	5,743
Travel and promotion	5,903	2,143
Loss before other item and income tax provision	(288,665)	(177,371)
Other item:		
Write-off of resource properties – Note 3	-	(12,584)
Loss for the year before income tax provision	(288,665)	(189,955)
Recovery of future income tax asset	-	14,875
Net loss for the year	(288,665)	(175,080)
Deficit, beginning of year	(5,444,101)	(5,269,021)
Deficit, end of the year	$ (5,732,766)	$ (5,444,101)
Basic and diluted loss per share	$ (0.02)	$ (0.02)
Weighted average number of shares outstanding	12,237,167	10,265,147

SEE ACCOMPANYING NOTES

MEGASTAR DEVELOPMENT CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended February 28, 2006 and 2005

	2006	2005
Operating Activities		
Net loss for the year	$ (288,665)	$ (175,080)
Items not involving cash:		
Stock-based compensation	64,274	40,919
Write-off of resource properties	-	12,584
Recovery of future income tax asset	-	(14,875)
	(224,391)	(136,452)
Changes in non-cash working capital items:		
GST receivable	3,220	(3,286)
Prepaid expenses and deposits	(12,000)	2,140
Accounts payable and accrued liabilities	8,475	28,371
	(224,696)	(109,227)
Financing Activities		
Issue of common shares	730,450	133,250
Increase (decrease) in due to related parties	(11,042)	14,483
	719,408	147,733
Investing Activity		
Resource properties expenditures	(67,278)	(106,595)
Increase (decrease) in cash during the year	427,434	(68,089)
Cash, beginning of the year	14,579	82,668
Cash, end of the year	$ 442,013	$ 14,579
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

Non-cash Transactions – Note 7

SEE ACCOMPANYING NOTES

MEGASTAR DEVELOPMENT CORP.
CONSOLIDATED SCHEDULE OF RESOURCE PROPERTIES
for the years ended February 28, 2006 and 2005

Schedule 1

	Canada				United States	Total
	Sedex Zinc Property	Simkar	Kauputau	Ralleau Project	Millenium	
Balance, February 29, 2004	$ -	$ 25,264	$ -	$ -	$ -	$ 25,264
Acquisition costs						
Shares	-	-	27,500	-	-	27,500
Cash	-	-	6,615	-	-	6,615
Legal	-	-	4,001	-	-	4,001
	-	-	38,116	-	-	38,116
Deferred exploration costs						
Assay	-	2,172	-	-	-	2,172
Consulting	-	-	-	-	4,000	4,000
Drilling	-	52,166	-	-	-	52,166
Geological	-	22,613	-	-	8,584	31,197
Line cutting	-	4,981	-	-	-	4,981
Other	-	1,463	-	-	-	1,463
	-	83,395	-	-	12,584	95,979
Write-down	-	-	-	-	(12,584)	(12,584)
Balance, February 28, 2005	-	108,659	38,116	-	-	146,775
Acquisition costs						
Shares	-	-	-	56,250	-	56,250
Cash and accrual	20,000	-	-	1,000	-	21,000
	20,000	-	-	57,250	-	77,250
Deferred exploration costs						
Assay	-	-	1,435	-	-	1,435
Consulting	-	-	430	-	-	430
Geological	-	910	12,283	-	-	13,193
Line cutting	-	-	-	29,813	-	29,813
Others	-	-	1,407	-	-	1,407
	-	910	15,555	29,813	-	46,278
Balance, February 28, 2006	$ 20,000	$ 109,569	$ 53,671	$ 87,063	$ -	$ 270,303

SEE ACCOMPANYING NOTES

Note 1 Nature and Continuance of Operations

The Company is a development stage public Company listed on the TSX Venture Exchange. The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for resource properties is dependant upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying properties, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under resource property agreements and to complete the development of the properties, and upon future profitable production or the sale thereof.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At February 28, 2006, the Company had not yet achieved profitable operations, has accumulated losses of $5,732,766 since its inception, and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company is incorporated under the British Columbia Company Act.

Note 2 Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment. Actual results may differ from these estimates.

The consolidated financial statements have, in management's opinion, been prepared within reasonable limits of materiality and within the framework of the significant accounting policies noted below:

Note 2 Summary of Significant Accounting Policies – (cont'd)

a) Principles of Consolidation

These consolidated financial statements include the accounts of Megastar Development Corp. and its wholly-owned subsidiary, 1055019 Ontario Limited, ("OntarioCo."). All intercompany transactions have been eliminated.

b) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold, or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

c) Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at the exchange rates prevailing at the transaction date. Gains or losses arising from the transactions are included in operations.

d) Basic and Diluted Loss per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Note 2 Summary of Significant Accounting Policies – (cont'd)

e) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities and due to related parties approximate their fair market value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

f) Asset Retirement Obligations

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset. At February 28, 2006, the Company cannot reasonably estimate the fair value of the resource properties' site restoration costs, if any.

g) Flow-through Shares

Under the terms of flow-through share agreements, the related expenditures are renounced to the subscribers of such shares. In March 2004, the CICA issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares. For flow-through shares issued after March 19, 2004, the Company records the tax effect related to the renounced deductions as a reduction of income tax expense (recovery of future income tax asset) in the statement of operations and as a reduction in share capital in the balance sheet on the date that the Company renounces the deductions for investors.

h) Stock-based Compensation

The fair value of all share purchase options granted is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

Note 2 Summary of Significant Accounting Policies – (cont'd)

i) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

j) Mining Tax Credits

Mining tax credits are recorded in the accounts when there is reasonable assurance that the Company has complied with, and will continue to comply with, all conditions needed to obtain the credits. These non-repayable mining tax credits are earned in respect to exploration costs incurred in British Columbia, Canada and are recorded as a reduction of the related deferred exploration expenditures.

Note 3 Resource Properties – Note 8

a) Simkar Property, Quebec, Canada

The Company's wholly owned subsidiary has a 100% interest in two contiguous mining concessions totaling 557 acres located in Louvicourt Township, Quebec.

b) Kauputau Properties, Quebec, Canada

Pursuant to an acquisition agreement dated February 7, 2005, the Company acquired a 100% interest in 63 mineral claims situated in Northern Quebec. Consideration was cash paid of $6,615 and the issue of 250,000 common shares. The claims are subject to a 2% net smelter royalty of which 1% can be purchased by the Company at any time for $1,000,000.

c) Ralleau Project

Pursuant to an agreement dated June 27, 2005, the Company acquired a 100% interest in 12 mineral claims situated in the Quevillon area of Quebec. Consideration was cash of $1,000 and the issue of 250,000 common shares. The claims are subject to a 2% net smelter return of which 1% can be purchased by the Company at any time for $1,000,000.

Note 3 Resource Properties – Note 8 – (cont'd)

d) Sedex Zinc Property

Pursuant to an agreement dated February 13, 2006, the Company has an option to acquire a 100% interest in 46 mineral claims located in the Omineca Mining Division, BC. Consideration is cash of $110,000 and the issue of 500,000 common shares as follows:

Cash		
On execution of the agreement (paid)	$	20,000
Upon regulatory approval (paid subsequently)		20,000
Within one year of regulatory approval		30,000
Within two years of regulatory approval		40,000
	$	110,000
Shares		
Within ten days of regulatory approval (issued subsequently)		500,000

A finder's fee in the amount of $11,000 and 50,000 shares of the Company was paid subsequent to February 26, 2006. The claims are subject to a 2% net smelter returns royalty of which the Company can purchase 1% for $1,000,000.

e) Millenium Property, Arizona, United States

By a Letter of Intent dated September 10, 2004, the Company had an option to acquire a 100% interest in two mining projects totaling 1,276 acres known as the "Millenium Property", located in Arizona, USA. Consideration was the issue of 200,000 shares, cash and royalty payments of US$10 million and expenditures of US$750,000 by December 31, 2009. During the year ended February 28, 2005, management decided not to proceed with the agreement and the exploration costs incurred of $12,584 were written off.

Note 4 Share Capital – Note 8

a) Authorized:

Unlimited number of common shares without par value.

Note 4 Share Capital – Note 8 – (cont'd)

b) Issued:

		Number of Shares	Amount
Balance, February 29, 2004		9,638,983	$ 5,265,744
For cash:			
Pursuant to private placement	- at $0.17	600,000	102,000
Pursuant to stock options exercised	- at $0.11	175,000	19,250
	- at $0.13	75,000	9,750
Pursuant to warrants exercised	- at $0.15	15,000	2,250
For acquisition of mineral properties	- at $0.11	250,000	27,500
Transfer from contributed surplus on exercise of stock options		-	34,297
Recovery of future income tax assets		-	(14,875)
Balance, February 28, 2005		10,753,983	5,445,916
For cash:			
Pursuant to private placements	- at $0.12	3,018,750	362,250
	- at $0.14	1,250,000	175,000
	- at $0.15	794,000	119,100
Pursuant to warrants exercised	- at $0.15	440,000	66,000
Pursuant to stock options exercised	- at $0.11	75,000	8,250
	- at $0.13	75,000	9,750
	- at $0.15	100,000	15,000
Less: share issue costs		-	(6,900)
For acquisition of mineral property		250,000	56,250
Transfer from contributed surplus on exercise of share purchase options		-	30,853
Balance, February 28, 2006		16,756,733	$ 6,281,469

c) Escrow:

At February 28, 2006, 131,250 (2005: 131,250) shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

d) Commitments:

Stock-based Compensation Plan

The Company has granted share purchase options to directors, employees and non-employees. These options are granted with an exercise price equal to the market price of the Company's shares on the date of the grant. The share purchase options have vesting terms ranging from immediate upon granting to over eighteen months. A summary of the status of the options outstanding as at February 28, 2006 and 2005 and changes during the years then ended is presented below:

Note 4 Share Capital – Note 8 – (cont'd)

d) Commitments – (cont'd)

Stock-based Compensation Plan – (cont'd)

	2006		2005	
	Number of Stock Options	Weighted Average Exercise Price	Number of Stock Options	Weighted Average Exercise Price
Outstanding at beginning of year	1,340,000	$0.13	770,000	$0.12
Cancelled/expired	(100,000)	$0.15	(270,000)	$0.21
Granted	950,000	$0.15	1,090,000	$0.16
Exercised	(250,000)	$0.14	(250,000)	$0.12
Outstanding at end of year	1,940,000	$0.14	1,340,000	$0.13
Exercisable at end of year	1,278,041		821,250	

During the year ended February 28, 2006, stock-based compensation expense of $64,274 (2005: $40,919) was recorded. The weighted average fair value of share purchase options granted of $0.107 (2005: $0.088) per option was determined using the Black-Scholes options pricing model with the following assumptions:

	2006	2005
Expected dividend yield	0.0%	0.0%
Expected volatility	73-82%	76-102%
Risk-free interest rate	3.00-3.98%	2.50-2.78%
Expected term in years	2-5	1.50-5

As at February 28, 2006, the following share purchase options are outstanding:

Number of Shares	Exercise Price	Expiry Date
50,000	$0.25	August 23, 2006
445,000	$0.11	December 5, 2008
120,000	$0.25	January 28, 2009
575,000	$0.11	January 17, 2010
750,000	$0.15	January 25, 2011
1,940,000		

Note 4 Share Capital – Note 8 – (cont'd)

d) Commitments – (cont'd)

Share Purchase Warrants

At February 28, 2006 there are 5,662,750 share purchase warrants outstanding. Unless otherwise noted, each warrant entitles the holders thereof the right to purchase one common share as follows:

Number of Warrants	Exercise Price	Expiry Date
600,000	$0.23	April 2, 2006
794,000*	$0.20	January 11, 2007
3,018,750	$0.15	February 9, 2007
1,250,000	$0.20	May 20, 2007
5,662,750		

*Two warrants are required to purchase one share.

e) Flow-Through Shares

During the year ended February 28, 2006, the Company issued 794,000 (2005 – 250,000) flow-through shares for proceeds of $119,100 (2005 – $42,500). The proceeds from these issues must be used for qualifying exploration expenditures which will be renounced by the Company in favor of the investors purchasing such shares and such expenditures are not available to the Company for income tax purposes.

Note 5 Related Party Transactions – Note 8

The Company incurred the following expenditures with directors and officers of the Company, companies with common directors, an accounting firm in which a former director is a partner and a former director and a company controlled by him:

	2006	2005
Accounting fees	$ -	$ 7,240
Administration fees	-	8,000
Consulting fees	10,000	3,125
Management fees	41,500	33,000
	$ 51,500	$ 51,365

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Note 5 Related Party Transactions – Note 8 – (cont'd)

Accounts payable at February 28, 2006, includes $989 due to directors of the Company for expenses incurred on behalf of the Company. The accounts payable at February 28, 2005, included $3,959 due to an accounting firm in which a former director of the Company is a partner.

Due to related parties at February 28, 2006, of $5,500 (2005: $16,540) consists of amounts owing to directors of the Company for unpaid management fees. These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

During the year ended February 28, 2005, the Company entered into an agreement with two companies to acquire the Kauputau Properties. A director of the Company is a common director in one of the two companies, which received 125,000 shares pursuant to the acquisition terms.

During the year ended February 28, 2006, the directors and officers purchased 705,000 common shares at average price of $0.139 per share pursuant to private placements and the exercise of share purchase options and warrants (2005: 337,500 common shares at $0.17 per share).

Note 6 Income Taxes

At February 28, 2006, the Company has accumulated non-capital losses totaling $1,006,325 which maybe applied against future year's taxable income. These losses expire as follows:

2007	$	144,209
2008		113,944
2009		160,998
2010		111,188
2011		110,775
2015		138,441
2016		226,770
	$	1,006,325

At February 28, 2006, the Company has accumulated Canadian exploration and development expenditures of $314,494, foreign exploration expenditures of $448,048 and an earned depletion base of $67,604. These expenditures carry forward indefinitely and are available to offset against certain future year's taxable income at various rates per year.

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates are as follows:

Note 6 Income Taxes – (cont'd)

	2006	2005
Future income tax assets		
Net tax losses carried forward	$ 352,214	$ 334,966
Exploration and development expenditures	195,945	250,840
	548,159	585,806
Less: valuation allowance	(548,159)	(585,806)
	$ -	$ -

The Company recorded a valuation allowance against its future income tax assets based on the extent to which it is more-likely-than-not that sufficient taxable income will not be realized during the carry forward periods to utilize all the future tax assets.

Note 7 Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flows statements. The following transactions were excluded from the statements of cash flows:

a) During the year ended February 28, 2006, the Company issued 250,000 common shares at $0.225 per share ($56,250), pursuant to the acquisition of the Ralleau Project.

b) During the year ended February 28, 2005, the Company issued 250,000 common shares at $0.11 per share ($27,500), pursuant to the acquisition of the Kauputau Properties.

Note 8 Subsequent Events – Notes 3 and 4

Subsequent to February 28, 2006:

a) the Company issued 200,000 common shares at $0.11 per share pursuant to the exercise of share purchase options outstanding at February 28, 2006, for proceeds of $22,000.

b) The Company issued 600,000 common shares at $0.23 per share and 27,000 common shares at $0.20 per share pursuant to the exercise of share purchase warrants outstanding at February 28, 2006, for total proceeds of $143,400.

c) The Company entered into an agreement for investor relation services at $6,785 (EUR5,000) per month plus out of pocket expenses for an initial six month period. In connection with the agreement, the Company has also agreed to grant share purchase options for the purchase of 200,000 common shares at $0.32 per share, exercisable on or before April 17, 2007.

Note 8 Subsequent Events – Notes 3 and 4 – (cont'd)

d) The Company granted share purchase options to directors for the purchase of 300,000 common shares at $0.20 per share expiring on March 21, 2011. The Company also granted share purchase options to a consultant for the purchase of 75,000 common shares at $0.22 per share expiring on April 10, 2011.

e) The Company issued 550,000 common shares pursuant to resource property acquisition agreements outstanding at February 28, 2006.

f) Subscriptions receivable of $18,000 were collected.

Note 9 Comparative Figures

Certain comparative figures for the year ended February 28, 2005, have been reclassified to conform with current year presentation.

MEGASTAR DEVELOPMENT CORP.

Form 51-102F1

Management's Discussion & Analysis
for the Year Ended Feb. 28, 2006

(and containing information as of June 26, 2006)

Item 1: ANNUAL MD&A

Forward-looking Information

This Management Discussion and Analysis ("MD&A") contains certain forward-looking statements and information relating to Megastar Development Corp. ("MDV" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to MDV. When used in this document, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to MDV or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of MDV exploration properties. Such statements reflect the current views of MDV with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of MDV to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

1.1 Date

The following discussion and analysis was approved by the Directors of the Company on June 26, 2006. All figures are in Canadian dollars unless otherwise noted.

1.2 Overall Performance

SIMKAR property, Quebec:

The Company's exploration focus has been in Quebec, on the Company's 100% owned SIMKAR property. Megastar Development Corp. has a 100-per-cent interest in two mining concessions consisting of 557 acres in the Louvicourt township of Quebec, approximately 20 kilometres east of Val d'Or, Que. The Simkar property is situated within the Abitibi greenstone belt, one of the largest of the Archean greenstone terrains in the world and host to a major proportion of Canada's precious and base metals resources and historic production. While the Simkar property was owned and operated by the Louvicourt Goldfield Corp. ("Louvicourt") in the mid-1940s, it produced approximately 32,000 ounces of gold between 1947 and 1949.

The Company has spent over $800,000 on a drilling program during mid to late 1990-ties. The Company has received an engineering report recommending a further drilling program on the Simkar Property. After raising sufficient funds for further exploration and drilling program by way of private placements in early 2004, the Company entered into an exploration and diamond drilling contract as announced in the News Release dated August 5, 2004. The field exploration and drilling program was supervised and managed by Anglaumaque Explorations Inc. of Val d'Or, Que., under the stewardship of its president, Glenn J. Mullan, P. Geo. InnovExplo Inc., also of Val d'Or, Que., was the geological consultant and primary on-site contractor. The program consisted of 900 meters of NQ-core diamond drilling and commenced following refurbishment of the grid on the property.

A result of the completed summer 2004 diamond drill testing was announced in the News Release dated December 13, 2004. The purpose of the program was to identify VMS mineralization on the northeast extent of a 900-meter long IP anomaly (Hole 04-SKR-01) and to test the possible extension of the A-B deformation zone (Holes 04-SKR-02 and 04-SKR-03).

Hole 04-SKR-01 was principally drilled to characterize the favorable North Rhyolite and establish it's potential to host an economic polymetallic deposit. The presence of calc-alkaline rhyodacite and transitional rhyodacite and some typical alteration combined with anomalous Au-Cu values (7.43 g Au/T and 0.1% Cu over 0.82 m, 0.2% Cu over 1.1 m and 0.13% Cu over 1.31 m core length) suggest a mineralized zone that could be associated to a volcanogenic system while the high grade gold values within the altered zones suggests that the North Rhyolite is a valid target area for gold-enriched sulphide zones. Lithogeochemical samples were taken from previously drilled hole 97-SKR-07, which also crossed the favourable horizon. Additional work is recommended and drill hole casing was left in place for additional surveying and/or drilling.

Drill testing in hole 04-SKR-02 and 04-SKR-03 were drilled to test the A-B and East zones respectively. Although only anomalous gold values were obtained (up to 1.30 g/t Au over 1.02m core length), drilling confirms that the main structure and Felsic Porphyry dyke are southeast of the old shaft and remains open at depth. Following the results of the geochemical sampling, the company will establish a follow-up program to explore the Au-Cu potential within the North Rhyolite. Qualified person Carl Pelletier, B.Sc., P.Geo. of the consulting firm Innovexplo Inc., supervised the drill program and samples were assayed for Au and most of them for Au-Ag-Cu-Zn by ALS Chemex Chimitec employing conventional atomic absorption spectroscopy and fire assay analytical techniques. A QAQC program, including certified reference material, blank samples and duplicate samples were used during the program.

A NI 43-101 Technical Report prepared by Carl Pelletier, B.Sc., P.Geo. was filed and is available on Sedar at
http://www.sedar.com/DisplayCompanyDocuments.do?lang=EN&issuerNo=00005816

On March 4, 2005 Megastar announced the results of a detailed compilation of the prospective North Rhyolite target area. The North Rhyolite is a 700m wide, virtually untested sequence of felsic volcanic rocks belonging to the Val d'Or Formation. The Val d'Or Formation is host to the Louvicourt VMS Deposit (10 MT at 3%Cu, 1.5%Zn, 25 g/t Ag, 1 g/t Au) the Sigma and Lamaque Mines (9 million ounces Au produced to date) and many others. The North Rhyolite crosses the north part of the property over a strike length of 1km. To date, only 6 drill holes have been completed within the favourable sequence. Assessment files compiled indicate that all of these holes have crossed wide zones of significant sulphide mineralization consisting mostly of pyrite and minor chalcopyrite. Although these reported sulphide zones were not systematically assayed many of the rare samples taken returned anomalous to higher-grade gold values as presented below. A 1997 IP survey suggests that the North Rhyolite is crossed by two strong IP anomalies which are believed to correspond to the zones of gold mineralization obtained in the previous drilling.

Best Assay Table; North Rhyolite - Simkar Property

Drill Hole	Length (m)	Au (g/t)
90-18	0.3	5.53
90-39	2.0	1.40
97-SKR-07	0.80	4.74
2004-SKR-01	**6.20**	**1.27**
including	**0.82**	**7.43**
and	**0.56**	**1.42**
2004-SKR-01	0.91	2.20
2004-SKR-01	0.84	1.90

Although gold-copper and stratabound gold deposits are uncommon within the Val d'Or Mining Camp, they represent the bulk of the in-situ gold mineralization observed within the Bousquet Mining Camp located approximately 50km west of Val d'Or. At Bousquet, the stratabound gold deposits are deep-seated (up to 2km deep) and often associated with locally significant Zn or Cu mineralization. In addition to the existing IP Survey, recently completed regional-scale Megatem and Titan24 surveys, completed by Aur Resources covered the north part of the Simkar Property, including most of the North Rhyolite. The data, recently obtained from Aur Resources, identifies nine (9) anomalies within the Simkar Property. The most significant is quoted as a "Priority 1", moderate conductor located at moderate to great depth. This anomaly appears coincident with one of Megastar's IP anomaly. In addition, a strong, deep-seated Titan24 anomaly is interpreted to be located within the North Rhyolite. Geophysical interpretation suggests that the anomaly is located at a depth of 700m to 1200m. The Titan24 anomaly is coincident with both the IP and the Megatem features described above. The deep penetrating geophysical data obtained from Aur Resources greatly enhances the potential of the North Rhyolite. Megastar intends to conduct a phase one exploration program consisting of down-hole Pulse EM geophysics of two previous holes and diamond drilling of selected Pulse EM, Megatem, and Titan24 anomalies.

KAUPUTAU property, Quebec:

On March 3, 2005 the Company announced the completion of the purchase of a 100% interest in the KAUPUTAU Property located in the Opinaca reservoir region, James Bay, Quebec, as first reported in the News Release dated February 8, 2005. Pursuant to the agreement the Company paid $6,615 and issued 250,000 shares in the capital of the Company. The Vendors will retain a 2% Net Smelter Royalty of which 1% can be purchased by the Company at any time for $1,000,000. The KAUPUTAU property is accessible via an all-weather road and consists of 63 designated cells (mining claims) fully covering a target feature identified by a high sensitivity EM and magnetic airborne survey performed by SIAL Géosciences Inc. The geophysical data confirmed regional scale folding along with more complex smaller scale folds

and potential faults and shears. Air photo interpretation suggests the presence of late intrusive bodies and a Government sponsored regional mapping program has identified anomalous gold, silver and copper values within a sulfide bearing (pyrite-chalcopyrite) sheared volcanic tuff on the property. The James Bay region, features two important volcanic belts, Eastmain and La Grande, and has been the focus of a recent staking rush following Virginia Gold Mines' (VIA: TSX) discovery on the Eleonore Property (to the north of KAUPUTAU) where several holes have yielded outstanding results including intersections ranging up to 22.27 g/t Au over 11.05 m. In April 2006 Goldcorp Inc. (G: TSX) has completed acquisition of the Eleonore Gold Project from Virgina Gold Mines Inc. for more than $500 million.
On June 13, 2005 the Company announced the reconnaissance and mapping program designed to identify and sample zones of mineralization in order to orient further exploration efforts.

RALLEAU property, Quebec:

On July 25, 2005 the Company announced that it has received regulatory approval for the acquisition of a 100% interest in the RALLEAU property located approximately 40km east of Quévillon, Quebec, as first reported in the News Release dated June 1, 2005. Recent mapping and sampling has identified anomalous Cu-Zn Volcanogenic Massive Sulphide (VMS) mineralization on the property. Several untested input anomalies occur within the favourable felsic volcanic rocks which are coincident with anomalous base metal values on surface. Chip sample results elsewhere in the region returned values up to 1.56% Cu, 17.2 g/t Ag over 14 meters. As well, a recent government publication states that the probability of discovering a VMS deposit within the lavas and tuffs at RALLEAU is high. The property is located a short distance from Breakwater's (TSX: BWR) Langlois mine hosting reserves and resources of 8.3 MT of 11%Zn, 0.8%Cu and 53 g/t Ag (Breakwater 2004 annual report). The Acquisition Agreement was amended such that the sole vendor of the property is Nievex Geoconsultant Inc., an arm's length party. Pursuant to the agreement the Company paid $1,000 and issued 250,000 shares in the capital of the Company. The Vendor will retain a 2% Net Smelter Royalty of which 1% can be purchased by the Company at any time for $1,000,000. The closing of this acquisition was announced in the News Release dated August 18, 2005.

On January 31, 2006 the Company announced that exploration work has commenced. The field crew is now mobilizing to the property via a series of recent forestry roads emanating from the Val d'Or-Chibougamau provincial road, providing direct access to the property. The program consists of approximately 75 line-km of line cutting followed by a magnetometer survey. In addition, selected grid lines will be covered by a DeepEM in-loop survey in order to better define the known conductors within the favourable felsic volcanic rocks. This preparatory work will be followed by a diamond drilling program designed to test the priority conductors delineated from the deep-penetrating EM survey. See SUBSEQUENT EVENTS following, for further progress.

SEDEX Zinc project, British Columbia:

On February 13, 2006 the Company announced that it has entered into an option agreement to acquire 100% interest in a total of 46 mineral claim units located in the Omineca Mining Division, British Columbia, approximately 280 kilometers north-northwest of Mackenzie, B.C., Canada. These claims are situated in the emerging world class Gataga-Akie SEDEX zinc/lead/silver camp in the Omineca mining district of British Columbia, northeast of Williston Lake. The claims under option cover 185 square kilometers and include 5,630 meters of active zone in the favorable late Devonian Gunsteel shales that host the recent new discovery by Mantle Resources Inc. (TSX-V: MTS)/Ecstall Mining Corp. (TSX-V: EAM) on Ecstall's Akie property. Several of the Megastar's claim units are located in close proximity to the historical Akie deposit where recent drilling program by Mantle Resources discovered a significant new zone of thick, high-grade SEDEX -style zinc-lead mineralization - most recent drill hole results released over the past three months include 17.93 m of 17.22% Zn (hole #1), 26.7 m of 11.95% Zn, 2.74% Pb (hole #2) and 19.2 m with 8.71% Zn, 1.83% Pb. The Company's claims cover part of the highly prospective Gunsteel shale formation in the regionally extensive, world-class Kechika trough SEDEX zinc basin of Northern British Columbia. The Kechika trough is geologically similar and comparable in size and economic potential, to the Red Dog basin of Alaska, where Teck-Cominco operates and controls the world's largest zinc/lead mine. The two major Sedex zinc-lead deposits in the southern portion of the Kechika trough are Ecstall's Akie and Teck-Cominco-Korea Zinc's Cirque, which lies approximately 18 kilometers north of Akie. The newly acquired claims, dubbed the SEDEX Zinc Project, contain six known mineral occurrences documented by the B.C. Geological Survey.

DEBUT property, Nevada:

On March 15, 2004, the Company signed a letter of intent (thereafter "LOI") to enter into an option agreement with Golden Patriot (GPTC) to acquire a 50% interest in the Debut gold property located in Elko County, Nevada. On May 14, 2004, the Company announced that it has decided not to proceed with this LOI.

MONUMENT property, British Columbia:

On September 7, 2005 the Company has entered into Memorandum of Understanding (the "MOU") to acquire 100% interest in the Monument Gold Project located 8km northeast of Yale, British Columbia, Canada. On December 23, 2005 the Company announced that it will not proceed with an option to acquire the 100% interest in the Monument Gold Project.

OTHER:

Private placement financings:

i. As per the News Release dated May 30, 2005 the Company announced that further to TSX Venture Exchange acceptance dated May 19, 2005, it has closed its non-brokered private placement in respect of 1.25 million units at a price of $0.14 per unit for total gross proceeds of $175,000. Each unit consists of one share plus one share purchase warrant exercisable for two years at an exercise price of $0.20 per share. The shares and warrants issued are subject to a hold period of four months, expiring September 20, 2005 and a voluntary twelve month pooling agreement expiring May 20, 2006. The net proceeds of the offering will be used for current working capital and continuing exploration on the Company's properties.
ii. On December 23, 2005 the Company announced that it has arranged a non-brokered private placement financing of up to $234,000 as follows:

    1. Up to $144,000 by the sale of up to 1,200,000 non-flow-through units at $0.12 per unit. Each unit will consist of one common share and one non-transferable share purchase

warrant. One warrant will entitle the holder to purchase one additional non-flow-through common share of the company for a period of one year at a price of $0.15 per share.

2. Up to $90,000 by the sale of up to 600,000 flow-through units at $0.15 per unit. Each flow-through unit will consist of one common share and one non-transferable share purchase warrant. Two warrants will entitle the holder to purchase one additional non-flow-through common share of the company for a period of one year at a price of $0.20 per share.

iii. On January 20, 2006 the Company announced that further to the news releases of December 23, 2005 and January 3, 2006 and the TSX Venture Exchange acceptance letter dated January 11, 2006, it has closed a first tranche of its non-brokered flow-through ("FT") private placement by issuing 794,000 units at a price of $0.15 per unit for a total gross proceeds of $119,100; this was an oversubscription and increase of 194,000 units from the previously announced 600,000 units FT private placement. Each issued unit consists of one flow-through share and one share purchase warrant; two warrants will entitle the holder to purchase one additional non-flow-through common share of the company at a price of $0.20 for a period of one year. The shares and warrants issued are subject to a hold period of four months, expiring May 12, 2006. There was no finder fee paid in connection with this private placement.

iv. On February 20, 2006 the Company announced that it has raised $481,350 in non-brokered private placements, and $43,500 through the exercise of 290,000 warrants at $0.15 set to expire on January 26, 2006, for total proceeds of $524,850. Additionally, further to the News Release dated January 25, 2006, the Company has closed a non flow-through private placement tranche by issuing 3,018,750 units at a price of $0.12 per unit for total proceeds of $362,250. Each unit will consist of one common share and one non-transferable share purchase warrant. One warrant will entitle the holder to purchase one additional non-flow-through common share of the company for a period of one year at a price of $0.15 per share. The shares issued under the private placement are subject to a four-month hold period expiring on June 10, 2006. The company paid finder's fees of $6,900. On January 26th 2006, 1,045,000 warrants at $0.15 expired unexercised.

Investor Relations:

As per the News Release dated March 2, 2005, the Company entered into an investor relations agreement with 600273 BC LTD, whose president is Cameron D. Stretch. Under the terms of the agreement the company will pay a monthly fee of $5000 per month and issue 200,000 stock options at an exercise price of $0.15. This agreement was terminated by mutual consent on October 31, 2005; 100,000 of the stock options were exercised and the balance was cancelled.

On June 29, 2005 the Company announced that it has engaged Murid Financial, of Vancouver, B.C., to provide the company with investor relations services. On October 7, 2005 the Company announced that it has terminated its investor relations contract with Murid Financial.

On January 31, 2006 the Company announced that it has engaged KCrew Communications Inc., of Vancouver, B.C., to provide the company with investor relations services. KCrew will initiate and maintain contact with the financial community and will assist the Company in gaining increased exposure to investors through the dissemination of corporate information to a network of online venues, brokerage firms and private investors. In addition, KCrew will assist management with strategizing, formulating and implementing the company's communications programs, and it will be instrumental in introducing the Company to relevant industry analysts, institutional and retail investors throughout North America and Europe. KCrew has been engaged pursuant to a 3 month service agreement effective February 1, 2006, which may be renewed or terminated by either party with 30 days advance notice. KCrew will be paid $7,500 per month (plus GST).

Stock Option Plan:

Pursuant to a "Stock Option Plan" as approved by the shareholders at the Annual general Meeting that was held on July 21, 2005 the Company has implemented a Fixed Stock Option Plan whereby a maximum number of shares reserved for issuance under the plan at any one time will not exceed 2,445,796 shares. Under this plan the following incentive stock options were granted: On March 1, 2005 the Company granted 200,000 incentive stock options at $0.15 expiring on March 1, 2007; on January 25, 2006, the Company granted 750,000 incentive stock options at $0.15 expiring on January 25, 2011; on March 21, 2006 the Company granted 300,000 incentive stock options at $0.20 expiring on March 21, 2011; on April 10, 2006 the Company granted 75,000 incentive stock options at $0.22 expiring on April 10, 2011; on April 17, 2006 the Company granted 200,000 incentive stock options at $0.32 expiring on April 17, 2007.

SUBSEQUENT EVENTS:

Subsequent to the year ended February 28, 2006 the Company has announced and filed documentation with respect to the following transactions and events:

1) As per the News Release dated March 15, 2006 the Company announced the completion of a 75km grid and the commencement of a magnetic/DeepEM survey on its 100% owned RALLEAU Property. The geophysical crew has mobilized and is expected to complete the geophysical survey within the next few weeks. The geophysical program consists of approximately 75 line-km of magnetometer survey. In addition, selected grid lines will be covered by a DeepEM in-loop survey in order to better define the known conductors within the favorable felsic volcanic rocks. The DeepEM in-loop survey is a Time-Domain EM geophysical method developed by Crone Geophysics. It is designed to locate conductive bodies (such as sulphide deposits) within the underlying rocks. This preparatory work will be followed by a diamond drilling program designed to test the priority conductors delineated from the deep-penetrating EM survey.
2) As per the News Release dated April 10, 2006 the Company announced that Philippe Cloutier, P.Geo has joined Megastar's Advisory Board. Mr. Cloutier brings to Megastar over 18 years of experience in the mining exploration and development business. Mr. Cloutier is currently Vice President Exploration for Alexis Minerals Corp., and previously has worked for industry leaders such as Noranda Inc., Aur Resources Inc., and Soquem specialized mostly in VMS Cu-Zn type deposits. Mr. Cloutier has had a discovery-oriented career. He has played an instrumental role in the discovery and delineation of Noranda's Bell-Allard South Cu-Zn Mine in Matagami, Quebec. More recently, as V.P. Exploration for Alexis Minerals Corp., Mr. Cloutier has been involved in the discoveries of the Montbray and West Ansil VMS Deposits located in Rouyn-Noranda, Quebec. Throughout his career, Mr. Cloutier has gained a vast experience in deep drilling (>1000m) techniques,

Borehole Pulse EM geophysical targeting, Titan24 surveying, and geochemical/geological interpretation with respect to Volcanogenic Massive Sulphide Deposits.

3) As per the News Release dated April 11, 2006 the Company announced the completion of a magnetic and a DeepEM survey on its RALLEAU Property. Six (6) distinct DeepEM conductors were identified, 4 of which occur within the favorable Novallet rhyolites. Drilling to test these identified conductors is scheduled within the coming weeks. Megastar covered the entire property with the appropriate geophysical surveys in order to refine the geological interpretation and further characterize the historic airborne Input conductors. The magnetic survey clearly maps a unit of low magnetic susceptibility which correlates with the Novallet rhyolite identified in the Government survey. Based on local outcrop exposure of the Rhyolite the RG2002-12 interpretation estimated its thickness to be 500m thick. The recent detailed ground magnetic survey conducted by Megastar suggests that the unit measures more than 850m thick and strikes across the entire Ralleau Property. In addition magnetic anomalies adjacent with the south contact of the rhyolite are coincident with reported surface mineralization, and signatured by DeepEM conductors. Megastar has now completed the preparatory work on the Ralleau Property and results continue to support the potential for discovery of VMS mineralization.
4) As per the News Release dated April 19, 2006 the Company announced that it has retained the services of Value Relations GmbH, a Frankfurt-based investor relations company to obtain Frankfurt Stock Exchange listing and to act as the Company's Strategic Investor Relations consultant in Germany, Switzerland and Austria. Value Relations will assist Megastar with introductions to the European financial media and brokerage community. The term of the contract will be initially 6 months, commencing April 17, 2006, at a rate of €5,000 per month. Value Relations GmbH will also be receiving incentive stock options to purchase 200,000 common shares in the capital stock of the company at $0.32/share.
5) As per the News Release dated April 26, 2006 the Company announced that diamond drilling is currently in progress to test the six (6) prominent DeepEM conductors identified by ground geophysical survey completed on RALLEAU Property. Five (5) holes totaling 1500m will be drilled during the next few weeks in order to test all six conductors. Holes are also planned to be surveyed by Downhole EM once completed. The downhole survey will provide a radius of investigation of more than 100m around the hole within which any conductors can be identified and linked to geological information obtained from the core. Results of the exploration program will be announced as soon as the drilling program is completed and all analytical results are received.
6) As per the News Release dated May 1, 2006 the Company announced that commencing May 2, 2006, common shares of Megastar will begin trading on the Frankfurt Stock Exchange ("FWB" -- Frankfurter Wertpapierbörse) in Germany under the trading symbol "**M5Q**". On April 19, 2006, Megastar announced that it entered into an Investors Relations Agreement with Value Relations GmbH ("VR") to act as the company's strategic investor relations consultant in Germany, Switzerland and Austria. Value Relations will assist Megastar with introductions to the European financial media and brokerage community. VR is a full service international investor relations company advising and assisting clients in all facets of investor relations including corporate finance projects, mergers and acquisitions and Initial Public Offerings. VR's head office is located in Frankfurt, Germany.
7) As per the News Release dated May 24, 2006 the Company announced that the first phase of diamond drilling at the RALLEAU Cu-Zn Property has been completed. Drill core logging and sampling is currently in progress. Due to the level of exploration activity in the area, ALS Chemex is experiencing a backlog of samples, but the company will announce

complete results on this program as soon as all assay results are obtained from the laboratory.

8) As per the News Release dated May 30, 2006 the Company announced that it has retained Martin Bourgoin, P.Geo. a principal of MRB & Associates of Val d'Or, Quebec to complete a detailed digital compilation of all the historic gold zones on its 100% owned SIMKAR Property located 20km east of the town of Val d'Or, Quebec. The objectives of this compilation are to produce a 3D computer model of the mine workings and gold zones and establish the potential of additional gold mineralization on the property both along strike and at depth.

1.3 Selected Annual Information

		Year-Ended February 28, 2006	Year-Ended February 28, 2005	Year-Ended February 29, 2004
a.	Net Sales or Total Revenues	$Nil	$Nil	$Nil
b.	Basic Earnings (Loss) per share from Continued Operations	$(0.02)	$(0.02)	$(0.02)
c.	Net Income or (Loss) in total	$(288,665)	$(175,080)	$(121,420)
d.	Net Income or (Loss) per share	$(0.02)	$(0.02)	$(0.02)
e.	Net Income or (Loss) per fully diluted share basis	$(288,665)	$(175,080)	$(121,420)
f.	Total Assets	$746,325	$168,582	$114,014
g.	Total long-term financial Liabilities		Nil	Nil
h.	Cash dividends declared per share	N/A	N/A	N/A

1.4 Results of Operations

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may be different from those estimates. Additional significant accounting policies are detailed in Note 2 attached to the financial statements.

The Company's current exploration focus has been on its 100% owned RALLEAU Zn-Cu and SIMKAR gold properties located in Quebec. The Company has also been actively reviewing numerous exploration projects during the period under review in search of additional projects of merit.

1.5 Summary of Quarterly Results

The following table sets forth selected (unaudited) quarterly financial information for each of the last eight most recently completed quarters:

For the Quarter Periods Ending on	February 28, 2006	Nov. 30, 2005	August 31, 2005	May 31, 2005
Total Revenues	$ Nil	$ Nil	$ Nil	$ Nil
Net Income (Loss) before discontinued operations and extraordinary items	($90,968)	($56,684)	($84,435)	($56,578)
Total Net Income (loss)	($90,968)	($56,684)	($84,435)	($56,578)
Basic (Loss) per share	($0.007($0.	004)	($0.007)	($0.005)

For the Quarter Periods Ending on	February 28, 2005	Nov. 30, 2004	August 31, 2004	May 31, 2004
Total Revenues	$ Nil	$ Nil	$ Nil	$ Nil
Net Income (Loss) before discontinued operations and extraordinary items	($57,605)	($35,700)	($52,643)	($29,132)
Total Net Income (loss)	($57,605)	($35,700)	($52,643)	($29,132)
(4) Basic (Loss) per share	($0.006)	($0.003)	($0.005)	($0.003)

Administration expenses of $288,665 as at February 28, 2006 represented a 63% increase over the total administrative expenditures incurred during the twelve months ended February 28, 2005 ($177,371). The contributing factors to increase included in the Administrative Expenses were attributed to the accounting for Stock-based compensation of $64,274 (2005: $40,919), Consulting fees of $33,430 (2005: $3,125) and Investor Relations of $75,450 (2005: $30,000).

1.6 Liquidity

The Company has no history of profitable operations and its mineral projects are at an early stage. Therefore, it is subject to many risks common to comparable junior venture resource companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of revenues.

At Feb. 28, 2006, the Company had $417,859 working capital surplus, as compared to ($38,922) deficit on February 28, 2005.

The Company's ability to continue as a going concern in the short term is dependent upon its ability to obtain financing. The Company obtains financing by the issuance of share capital or from the disposition of its mineral prospects. Although the Company has been successful in the past in obtaining financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favorable.

1.7 Capital Resources

The Company's sources of funds are derived from: (i) private placement financings (flow through and non-flow through) and (ii) amounts owing to related parties.

Additional disclosure concerning the Company's administrative expenses and resource property obligations and commitments are provided in the Company's Consolidated Statement of Loss and Deficit and Notes therein.

1.8 Off-Balance Sheet Arrangements

The Company has no off-Balance Sheet Arrangements other than reported in the Notes to the Financial Statements.

1.9 Transactions with Related Parties

See Note 5 of the audited financial statements as at Feb. 28, 2006

During the year ended February 28, 2006, the Company paid and/or accrued an aggregate $41,500 to the directors, for management and administrative services. Consulting fees to related parties for non-geological services totaled $10,000.

1.10 Fourth Quarter

Previously discussed under Section 1.5

1.11 Proposed Transactions

See previous Section 1.2 (SUBSEQUENT EVENTS) for proposed exploration programs and investor relations.

1.12 Critical Accounting Estimates

N/A

1.13 Changes in Accounting Policies including Initial Adoption

There have been no changes in accounting policies. See Note 2 "Summary of Significant Accounting Policies" for details of the Company's accounting policies.

1.14 Financial Instruments and Other Instruments

Megastar's financial instruments consist of cash and short-term deposits, accounts receivables, prepaid expenses, accounts payables and accrued liabilities and due to related parties approximate their fair market value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

1.15 Other MD&A Requirements

A. Authorized and Issued Share Capital as at June 26, 2006:

Authorized: an unlimited number of Common shares without par value
Issued and outstanding: 18,133,733 common shares

B. Options, Warrants & Convertible Securities Outstanding as at June 26, 2006:

The following options, warrants, and convertible securities were outstanding as at June 26, 2006:

Options Number	Exercise Price	Expiry Date
50,000	$0.25	August 23, 2006
295,000	$0.11	December 5, 2008
120,000	$0.25	January 28, 2009
525,000	$0.11	January 17, 2010
750,000	$0.15	January 25, 2011
300,000	$0.20	March 21, 2011
75,000	$0.22	April 10, 2011
200,000	$0.32	April 17, 2007

Warrants		
Number	Exercise Price	Expiry Date
740,000*	$0.20	January 11, 2007
3,018,750	$0.15	February 9, 2007
1,250,000	$0.20	May 20, 2007

*Two warrants are required to purchase one share

MEGASTAR DEVELOPMENT CORP.

LISTING:
TSX Venture Exchange Symbol: **MDV**
Frankfurt Stock Exchange Symbol: **M5Q**

HEAD OFFICE:
#600 – 625 Howe Street
Vancouver, BC
V6C 2T6
Tel.: 604-683-6648
Fax : 604-683-1350
Email: dberka@megastardevelopment.com
Website: www.megastardevelopment.com

MAILING ADDRESS:
#600 – 625 Howe Street
Vancouver, B.C.
V6C 2T6
Tel: 604-683-6648
Fax: 604-683-1350
Email:
info@megastardevelopment.com

DIRECTORS AND OFFICERS:
Dušan Berka, P. Eng., President/Director
Hanif Sachedina, Secretary/Director
Richard Roy, P. Geo., Director
James Reamsbottom, Director

REGISTRAR AND TRANSFER AGENT:
Pacific Corporate Trust Co. Ltd.
3rd Floor - 510 Burrard Street
Vancouver, B.C. V6C 3B9

LEGAL COUNSEL:
Clark Wilson, LLP
Solicitor – Bernard Pinsky
#800 – 885 West Georgia Street
Vancouver, B.C. V6C 3H1

AUDITORS:
Amisano Hanson, CA
#604 – 750 West Pender Street
Vancouver, B.C.
V6C 2T7

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Hanif Sachedina, Chief Financial Officer of **Megastar Development Corp.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Megastar Development Corp.** (the issuer) for the period ending February 28, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designated such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entitles, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 26, 2006.

"Hanif Sachedina"

Hanif Sachedina
Chief Financial Officer

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Dusan Berka, Chief Executive Officer of **Megastar Development Corp.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Megastar Development Corp.** (the issuer) for the period ending February 28, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designated such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entitles, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 26, 2006.

"Dušan Berka"

Dusan Berka, P. Eng.
Chief Executive Officer